UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended March 31, 2016.

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended March 31, 2016.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2016

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2016 (our “2015 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2015 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

Three Months Ended March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2016		2015
Revenues:
Lease rental income		$122,050		$129,246
Management fees		3,344		4,017
Trading container sales proceeds		1,902		4,832
Gains on sale of containers, net		1,618		1,056
Total revenues		128,914		139,151
Operating expenses:
Direct container expense		14,629		9,204
Cost of trading containers sold		2,644		4,692
Depreciation expense		52,549		43,799
Container impairment		17,292		3,170
Amortization expense		1,374		1,167
General and administrative expense		7,166		7,220
Short-term incentive compensation expense		773		719
Long-term incentive compensation expense		1,608		1,671
Bad debt expense		1,149		1,426
Total operating expenses		99,184		73,068
Income from operations		29,730		66,083
Other (expense) income:
Interest expense		(19,965)		(19,395)
Interest income		76		39
Realized losses on interest rate swaps, collars and caps, net		(2,353)		(2,866)
Unrealized losses on interest rate swaps, collars and caps, net		(11,177)		(6,001)
Other, net		(8)		—
Net other expense		(33,427)		(28,223)
Loss (income) before income tax and noncontrolling interests		(3,697)		37,860
Income tax expense		(20)		(1,484)
Net (loss) income		(3,717)		36,376
Less: Net (loss) income attributable to the noncontrolling interests	323		(1,071)
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(3,394)		$35,305
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.06)		$0.62
Diluted	$(0.06)		$0.62
Weighted average shares outstanding (in thousands):
Basic	56,570		56,980
Diluted	56,570		57,173
Other comprehensive (loss) income:
Foreign currency translation adjustments		(113)		(115)
Comprehensive (loss) income		(3,830)		36,261
Comprehensive loss (income) attributable to the noncontrolling interests		323		(1,071)
Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders		$(3,507)		$35,190

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2016 and December 31, 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$115,646	$115,594
Accounts receivable, net of allowance for doubtful accounts of $14,819 and $14,053 at 2016 and 2015, respectively	93,455	88,370
Net investment in direct financing and sales-type leases	96,691	87,706
Trading containers	5,282	4,831
Containers held for sale	41,317	43,245
Prepaid expenses and other current assets	8,513	8,385
Insurance receivable	12,275	11,435
Due from affiliates, net	691	514
Total current assets	373,870	360,080
Restricted cash	35,183	33,917
Containers, net of accumulated depreciation of $850,244 and $810,393 at 2016 and 2015, respectively	3,649,698	3,698,011
Net investment in direct financing and sales-type leases	284,728	243,428
Fixed assets, net of accumulated depreciation of $9,972 and $9,836 at 2016 and 2015, respectively	1,801	1,663
Intangible assets, net of accumulated amortization of $37,083 and $35,709 at 2016 and 2015, respectively	18,876	20,250
Interest rate swaps, collars and caps	21	814
Deferred taxes	1,825	1,203
Other assets	6,806	6,988
Total assets	$4,372,808	$4,366,354
Liabilities and Equity
Current liabilities:
Accounts payable	$8,757	$10,477
Accrued expenses	6,755	6,816
Container contracts payable	20,051	41,356
Other liabilities	285	291
Due to owners, net	9,793	11,806
Term loan	31,117	31,097
Bonds payable	58,853	58,788
Total current liabilities	135,611	160,631
Revolving credit facilities	1,105,795	1,013,252
Secured debt facilities	1,030,712	1,062,539
Term loan	393,715	403,500
Bonds payable	419,729	434,472
Interest rate swaps, collars and caps	13,796	3,412
Income tax payable	8,799	8,678
Deferred taxes	10,924	10,420
Other liabilities	2,457	2,523
Total liabilities	3,121,538	3,099,427
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,200,764 shares issued and 56,570,764 shares outstanding at 2016; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015	572	572
Additional paid-in capital	386,673	385,020
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(396)	(283)
Retained earnings	809,640	826,515
Total Textainer Group Holdings Limited shareholders’ equity	1,187,340	1,202,675
Noncontrolling interests	63,930	64,252
Total equity	1,251,270	1,266,927
Total liabilities and equity	$4,372,808	$4,366,354

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015
Cash flows from operating activities:
Net (loss) income	$(3,717)	$36,376
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation expense	52,549	43,799
Container impairment	17,292	3,170
Bad debt expense, net	1,149	1,426
Unrealized losses on interest rate swaps, collars and caps, net	11,177	6,001
Amortization of debt issuance costs and accretion of bond discount	1,886	2,226
Amortization of intangible assets	1,374	1,167
Gains on sale of containers, net	(1,618)	(1,056)
Share-based compensation expense	1,763	1,806
Changes in operating assets and liabilities	(11,271)	(5,942)
Total adjustments	74,301	52,597
Net cash provided by operating activities	70,584	88,973
Cash flows from investing activities:
Purchase of containers and fixed assets	(144,699)	(189,531)
Proceeds from sale of containers and fixed assets	32,291	29,110
Receipt of payments on direct financing and sales-type leases, net of income earned	22,460	22,753
Net cash used in investing activities	(89,948)	(137,668)
Cash flows from financing activities:
Proceeds from revolving credit facilities	110,000	76,411
Principal payments on revolving credit facilities	(17,857)	(110,963)
Proceeds from secured debt facilities	—	120,000
Principal payments on secured debt facilities	(32,800)	(1,500)
Principal payments on term loan	(9,900)	(9,900)
Principal payments on bonds payable	(15,058)	(15,058)
Decrease (increase) in restricted cash	(1,266)	9,533
Debt issuance costs	—	(1,166)
Issuance of common shares upon exercise of share options	—	62
Net tax benefit from share-based compensation awards	(109)	83
Capital contributions from noncontrolling interest	—	1,851
Dividends paid	(13,481)	(26,780)
Net cash provided by financing activities	19,529	42,573
Effect of exchange rate changes	(113)	(115)
Net increase (decrease) in cash and cash equivalents	52	(6,237)
Cash and cash equivalents, beginning of the year	115,594	107,067
Cash and cash equivalents, end of period	$115,646	$100,830

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2016	2015
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps, collars and caps, net	$20,323	$20,003
Net income taxes paid	$313	$21
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(21,305)	$21,273
Containers placed in direct financing and sales-type leases	$73,293	$24,812

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 9 “Segment Information”).

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission on March 11, 2016.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2016, and the Company’s condensed consolidated results of operations and condensed consolidated cash flows for the three months ended March 31, 2016 and 2015. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2016.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity (“VME”) or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2015-02”). The Company adopted ASU No. 2015-02 on January 1, 2016 and there was no material impact on our consolidated financial statements (see Note 2(q) “Recently Issued Accounting Standards”).

When evaluating an entity for possible consolidation, the Company must determine whether or not it has a variable interest in the entity.  Variable interests are investments or other interests that absorb portions of an entity’s expected losses or receive portions of the entity’s expected returns. The Company’s variable interests may include its decision maker or service provider fees, its direct and indirect investments and investments made by related parties, including related parties under common control.  If it is determined that the Company does not have a variable interest in the entity, no further analysis is required and the Company does not consolidate the entity.

If the Company has a variable interest in the entity, it must determine whether that entity is a VIE or a VME.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company considers the following facts and circumstances of individual entities when assessing whether or not an entity is a VIE. An entity is determined to be a VIE if the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or
•	lack one or more of the following characteristics of a controlling financial interest:
•	The power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance;
•	the obligation to absorb the expected losses of the entity; or
•	the right to receive the expected residual returns of the entity.

The Company is required to consolidate a VIE if it is determined to have a controlling financial interest in the entity and therefore is deemed to be the primary beneficiary of the VIE. The Company is determined to have a controlling financial interest in a VIE if it has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to that VIE.

For entities that do not meet the definition of a VIE, the entity is considered a VME. For these entities, if the Company can exert control over the financial and operating policies of an investee, which can occur if it has a 50% or more voting interest in the entity, the Company consolidates the entity.

The Company has determined that it has a variable interest in TAP Funding Ltd. (“TAP Funding”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, its joint venture between Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding, and that TAP Funding is a VME.  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The Company has determined that it has a variable interest in TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, TL, and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW, and that TW is a VIE.  The purpose of TW is to lease containers to lessees under direct financing leases. The Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance. Accordingly, the Company consolidates TW. The book values of TW’s direct financing and sales-type leases and related debt as of March 31, 2016 and December 31, 2015 are disclosed in Note 6 “Direct Financing and Sales-type Leases” and Note 8 “Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 10 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company.  The contract terms range from 11 to 13 years.  The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the three months ended March 31, 2016 are as follows:

Balance as of December 31, 2015	$20,250
Amortization expense	(1,374)
Balance as of March 31, 2016	$18,876

The following is a schedule, by year, of future amortization of intangible assets as of March 31, 2016:

Twelve months ending March 31:
2017	$5,527
2018	5,313
2019	4,318
2020	2,760
2021 and thereafter	958
Total future amortization of intangible assets	$18,876

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its containers to be as follows:

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Estimated useful
Container type	life (years)
Non-refrigerated containers other than open top and flat rack Containers	13
Refrigerated containers	12
Tanks	20
Open top and flat rack containers	14

Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 40’ high cube containers from $1,650 per container to $1,450 per container used in the calculation of depreciation expense, effective July 1, 2015. The effect of this change was an increase in depreciation expense of $4,658 for the three months ended March 31, 2016. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company evaluated the recoverability of the recorded amount of container rental equipment at March 31, 2016 and 2015. During the three months ended March 31, 2016, there was no container impairment for containers that were unlikely to be recovered from lessees in default. During the three months ended March 31, 2015, container impairment included $288 for containers that were unlikely to be recovered from lessees in default.

During the three months ended March 31, 2016 and 2015, the Company recorded impairments of $17,292 and $2,882, which are included in container impairment in the consolidated statements of comprehensive (loss) income, to write-down the value of containers held for sale to their estimated fair value less cost to sell.

(g)	Income Taxes

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740) (“ASU 2015-17”). The Company early adopted ASU 2015-17 on January 01, 2016 using the retrospective method, which resulted in a reclassification of $1,825 and $1,203 current deferred taxes assets to non-current deferred taxes assets in the Company’s condensed consolidated balance sheets at March 31 2016 and December 31, 2015, respectively (see Note 2(q) “Recently Issued Accounting Standards”).

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term.  The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers.  Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP.  It is the Company’s policy to recognize these revenues as earned on a daily basis over the related terms of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Debt Issuance Costs

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”). In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. The Company adopted both ASU 2015-03 and ASU 2015-15 on January 1, 2016, which resulted in a reclassification of $18,076 and $19,900 debt issuance costs associated with the Company’s long-term debt (including current maturities) from prepaid expenses and other assets to long-term debt (including current maturities) in the Company’s condensed consolidated balance sheets at March 31, 2016 and December 31, 2015, respectively (see Note 2(q) “Recently Issued Accounting Standards”).

The Company capitalizes costs directly associated with the issuance or modification of its debt in short-term and long-term debt in the condensed consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the condensed consolidated statements of comprehensive (loss) income as interest expense. There were no debt issuance costs during the three months ended March 31, 2016. Debt issuance costs of $1,322 were capitalized during the three months ended March 31, 2015.  For the three months ended March 31, 2016 and 2015, amortization of debt issuance costs of $1,823 and $1,858, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off. No unamortized debt issuance costs were written-off during the three months ended March 31, 2016. For the three months ended March 31, 2015, interest expense included $298 of write-offs of unamortized debt issuance costs related to the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers IV Limited’s (“TMCL IV”) (a Bermuda company), secured debt facility.

(j)	Foreign Currency Transactions

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company pays some of its expenses in various foreign currencies. For the three months ended March 31, 2016 and 2015, $3,934 (or 26.9%) and $2,791 (or 30.3%), respectively, of the Company’s direct container expenses were paid in up to 18 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

(k)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. The Company’s largest customer (Customer A) accounted for 11.7% and 10.6% of the Company’s lease rental income for the three months ended March 31, 2016 and 2015, respectively. The Company’s second largest customer (Customer B) accounted for 11.2% and 9.9% of the Company’s lease rental income during the three months ended March 31, 2016 and 2015, respectively. The Company had no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. Customer A accounted for 13.3% and 9.3% of the Company’s gross account receivable as of March 31, 2016 and December 31, 2015, respectively and Customer B accounted for 9.2% and 9.7% of the Company’s gross account receivable as of March 31, 2016 and December 31, 2015, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(l)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive (loss) income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive (loss) income as unrealized losses on interest rate swaps, collars and caps, net.

(m)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2015 Share Incentive Plan (the “2015 Plan”), amended and restated from the 2007 Share Incentive Plan (the “2007 Plan”) on May 21, 2015, on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive (loss) income as part of long-term incentive compensation expense and direct container expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method to determine the estimated fair value for employee share option awards.  The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(n)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options of 1,131,049 and 630,304 for the three months ended March 31, 2016 and 2015, respectively, and restricted share units of 292,838 for the three months ended March 31, 2016 were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. There was no restricted share unit excluded from the computation of diluted EPS during the three months ended March 31, 2015. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three Months Ended
	March 31,
Share amounts in thousands	2016	2015
Numerator:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(3,394)	$35,305
Denominator:
Weighted average common shares outstanding - basic	56,570	56,980
Dilutive share options and restricted share units	-	193
Weighted average common shares outstanding - diluted	56,570	57,173
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$(0.06)	$0.62
Diluted	$(0.06)	$0.62

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the three months ended March 31, 2016, there was no dilutive effect of share options and restricted share units.

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2016
Assets
Interest rate swaps, collars and caps	$—	$21	$—
Total	$—	$21	$—
Liabilities
Interest rate swaps, collars and caps	$—	$13,796	$—
Total	$—	$13,796	$—
December 31, 2015
Assets
Interest rate swaps, collars and caps	$—	$814	$—
Total	$—	$814	$—
Liabilities
Interest rate swaps, collars and caps	$—	$3,412	$—
Total	$—	$3,412	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of March 31, 2016 and December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2016
Assets
Containers held for sale (1)	$—	$31,998	$—
Total	$—	$31,998	$—
December 31, 2015
Assets
Containers held for sale (1)	$—	$32,153	$—
Total	$—	$32,153	$—

(1)

Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,734,324 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $21 and $13,796, respectively, as of March 31, 2016 and a fair value asset and liability of $814 and $3,412, respectively, as of December 31, 2015. The credit valuation adjustment was determined to be $20 (a reduction to the net liability) and $97 (an addition to the net liability) as of March 31, 2016 and December 31, 2015, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The change in fair value for the three months ended March 31, 2016 and 2015 of $11,177 and $6,001, respectively, was recorded in the condensed consolidated statements of comprehensive (loss) income as unrealized losses on interest rate swaps, collars and caps, net.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At March 31, 2016 and December 31, 2015, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $387,241 and $317,602 at March 31, 2016 and December 31, 2015, respectively, compared to book values of $381,419 and $331,134 at March 31, 2016 and December 31, 2015, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,014,551 and $2,996,400 at March 31, 2016 and December 31, 2015, respectively, compared to book values of $3,039,921 and $3,003,648 at March 31, 2016 and December 31, 2015, respectively.

(q)	Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 may be applied either using the full retrospective method or the modified retrospective method. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2015-02”). ASU 2015-02 requires an entity to re-evaluate whether they should consolidate under the revised consolidation model. This amendment modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting entities, eliminates the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities with interests in VIEs, particularly those that have fee arrangements and related party relationships. The updated guidance is effective for periods beginning after December 15, 2015. The Company’s adoption of ASU No. 2015-02 on January 1, 2016.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”).  This amendment intends to simplify the presentation of debt issuance costs and more closely align the presentation of debt issuance costs under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The cost of issuing debt will no longer be recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. Debt issuance costs will be presented as a direct deduction from the carrying value of the associated debt, consistent with the existing presentation of a debt discount. Before the FASB issued this simplification, debt issuance costs were capitalized as an asset (i.e., prepaid expenses and other current assets and other assets). The costs will continue to be amortized to interest expense using the effective interest method. In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. Debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03, which requires the use of the retrospective method, is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company adopted both ASU 2015-03 and ASU 2015-15 on January 1, 2016.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740) (“ASU 2015-17”). This amendment intends to simplify the presentation of deferred income taxes and more closely align the presentation of deferred taxes under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The deferred income tax assets and liabilities, with any related valuation allowance, will be offset and presented as a single noncurrent amount in a classified statement of financial position. An entity shall not offset deferred tax assets and liabilities attributable to different tax-paying components of the entity or to different tax jurisdictions. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early application permitted. ASU 2015-17 may be applied using the prospective method or the retrospective method to all periods presented. The Company early adopted ASU 2015-17 on January 01, 2016.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10) (“ASU 2016-01”). This amendment intends to improve the recognition and measurement of financial instruments under U.S. GAAP. The exit price notion will be used to measure the fair value of the financial instruments of public business entities that are required to disclose the fair value of financial instruments measured at amortized cost on their balance sheets. This amendment also requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-01 is not permitted. ASU 2016-01 requires the use of the modified retrospective method to all periods presented. The Company is evaluating the potential impact of the adoption of ASU 2016-01 on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors should be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees. A dual approach is to be applied for lessee accounting with lease classification determined in accordance with the principles in existing lease requirements. A lessee will account for most existing capital leases as finance leases, recognizing amortization of the right-of-use asset separately from interest on the lease liability, and most existing operating leases as operating leases, recognizing a single total lease expense. Both finance leases and operating leases result in the lessee recognizing a right-of-use asset and a lease liability on balance sheet, with an exception for leases that commence at or near the end of the underlying asset’s economic life. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and with early application permitted. ASU 2016-02 requires the use of the modified retrospective method to all periods presented. The Company is evaluating the potential impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). This amendment intends to improve the accounting for employee share-based payments under U.S. GAAP. ASU 2016-09 changes several aspects of accounting for share-based payment award transactions which includes accounting for income taxes, classification of excess tax benefits on statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption of ASU 2016-09 is permitted. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value will be applied using a modified retrospective transition method, amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement will be applied retrospectively and amendment requiring recognition of excess tax benefits and tax deficiencies in the income statement will be applied prospectively. ASU 2016-09 may be applied either using a prospective transition method or a retrospective transition method for the amendments related to the presentation of excess tax benefits on the statement of cash flows. The Company is evaluating the potential impact of the adoption of ASU 2016-09 on its consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(3)	Insurance Receivable and Impairment

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance to cover the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 180 days of lost lease rental income.  Accordingly, during the year ended 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively, and an insurance receivable of $11,435 was recorded for $8,796 of estimated proceeds for containers unlikely to be recovered, $1,685 of recovery costs recorded as a reduction to direct container expense and $955 of lost lease rental income recorded as reduction to container impairment. The impairment net of estimated insurance proceeds of $1,968 was recorded in container impairment in the condensed consolidated statements of comprehensive income for the year ended 2015.  In addition, bad debt expense of $2,574 was recorded in the condensed consolidated statements of comprehensive income for the year ended 2015 to fully reserve for the customer’s outstanding accounts receivable. An additional insurance receivable of $840 was recorded for the three months ended March 31, 2016 for $601 of recovery costs recorded as a reduction to direct container expense and $239 of lost lease rental income recorded as a reduction to container impairment.

(4)	Container Purchases

In February and March 2016, the Company concluded two separate purchases totaling approximately 41,100 containers from a third-party owner for total purchase consideration of approximately $71,000. The total purchase price, which was based on the fair value of the assets acquired, was recorded in our net investment in direct financing and sales-type leases.

(5)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended
	March 31,
	2016	2015
Fees from affiliated owner	$743	$968
Fees from unaffiliated owners	2,137	2,598
Fees from owners	2,880	3,566
Other fees	464	451
Total management fees	$3,344	$4,017

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at March 31, 2016 and December 31, 2015 consisted of the following:

	March 31,	December 31,
	2016	2015
Affiliated owner	$1,006	$1,881
Unaffiliated owners	8,787	9,925
Total due to owners, net	$9,793	$11,806

(6)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 205,823 and 165,255 containers under direct financing and sales-type leases as of March 31, 2016 and December 31, 2015, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015 were as follows:

	March 31,	December 31,
	2016	2015
Future minimum lease payments receivable	$429,293	$372,644
Residual value of containers	7,450	7,460
Less unearned income	(55,324)	(48,970)
Net investment in direct financing and sales-type Leases	$381,419	$331,134
Amounts due within one year	$96,691	$87,706
Amounts due beyond one year	284,728	243,428
Net investment in direct financing and sales-type Leases	$381,419	$331,134

The carrying value of TW’s net investment in direct financing and sales-type leases was $172,180 and $181,870 at March 31, 2016 and December 31, 2015, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of March 31, 2016, the aging would be as follows:

1-30 days past due	$4,945
31-60 days past due	5,350
61-90 days past due	14,367
Greater than 90 days past due	10,120
Total past due	34,782
Current	394,511
Total future minimum lease payments	$429,293

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the three months ended March 31, 2016 are as follows:

Balance as of December 31, 2015	$3,883
Additions charged to expense	376
Write-offs	—
Balance as of March 31, 2016	$4,259

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of March 31, 2016:

Twelve months ending March 31:
2017	$119,058
2018	147,388
2019	58,500
2020	38,207
2021 and thereafter	66,140
Total future minimum lease payments receivable	$429,293

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $5,502 and $6,750 for the three months ended March 31, 2016 and 2015, respectively.

(7)	Income Taxes

The Company’s effective tax rates were 0.54% and 3.92% for the three months ended March 31, 2016 and 2015, respectively. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions.  It is also affected by discrete items that may occur in any given period.

(8)	Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2016 and December 31, 2015:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	March 31, 2016	December 31, 2015
TMCL II Secured Debt Facility, weighted average variable interest at 2.14% and 2.03% at March 31, 2016 and December 31, 2015, respectively	$865,712	$886,956
TMCL IV Secured Debt Facility, weighted average variable interest at 2.38% and 2.35% at March 31, 2016 and December 31, 2015, respectively	165,000	175,583
TL Revolving Credit Facility, weighted average variable interest at 1.84% and 1.67% at March 31, 2016 and December 31, 2015, respectively	624,979	569,722
TL Revolving Credit Facility II, weighted average variable interest at 1.74% and 1.57% at March 31, 2016 and December 31, 2015, respectively	185,010	158,952
TW Revolving Credit Facility, weighted average variable interest at 2.44% and 2.24% at March 31, 2016 and December 31, 2015, respectively	148,165	156,017
TAP Funding Revolving Credit Facility, weighted average variable interest at 2.19% and 2.08% at March 31, 2016 and December 31, 2015, respectively	147,641	128,561
TL Term Loan, weighted average variable interest rate at 2.13% and 2.11% at March 31, 2016 and December 31, 2015, respectively	424,832	434,597
2013-1 Bonds, fixed interest at 3.90%	222,593	229,900
2014-1 Bonds, fixed interest at 3.27%	255,989	263,360
Total debt obligations	$3,039,921	$3,003,648
Amount due within one year	$89,970	$89,885
Amounts due beyond one year	$2,949,951	$2,913,763

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Secured Debt Facilities

TMCL II--  Textainer Marine Containers II Limited (“TMCL II”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.70% during the revolving period prior to its Conversion Date (September 15, 2017). If the TMCL II Secured Debt Facility is not renewed by the Conversion Date, it will partially amortize over a four-year period and then mature. There is also a commitment fee of 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

TMCL IV-- TMCL IV has a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.95% during the revolving period prior to its Conversion Date (February 2, 2018). There is also a commitment fee, which is payable monthly in arrears, of 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018 from August 5, 2015 and lowered the interest rate from LIBOR plus 2.25% to LIBOR plus 1.95%. The amendment also lowered the commitment fee from 0.70% to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee was lowered from 0.50% to 0.40%. The amendment also replaced the borrowing capacity of one of the TMCL IV Secured Debt Facility lenders with the commitment allocated to two new lenders and, accordingly, the Company wrote-off $298 of unamortized debt issuance costs in February 2015.

On December 22, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which lowered the requirement of certain containers sales proceeds ratio from 100% to 90%.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of March 31, 2016, TMCL II and TMCL IV’s total assets amounted to $1,141,886 and $267,602, respectively.

Revolving Credit Facilities

TL—TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility).  The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through June 19, 2020 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, which varied based on TGH’s leverage. Interest payments on U.S. prime rate loan and LIBOR loan are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively. There is also a commitment fee of 0.175% to 0.275% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility, which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders and, accordingly, the Company wrote-off $160 of unamortized debt issuance costs in June 2015.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000.  The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments on LIBOR loan and base rate loan are payable in arrears on the last day of each interest period, not to exceed three months, and on the last day of each calendar month, respectively. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable quarterly in arrears.

The TL Revolving Credit Facility and the TL Revolving Credit Facility II are each secured by segregated pools of TL’s containers and under the terms of both facilities, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of March 31, 2016 and December 31, 2015.

TW—TW has a credit agreement, dated as of October 1, 2012, with Wells Fargo Bank N.A. as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $300,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through September 18, 2016. Interest on the outstanding amount due under the TW Revolving Credit Facility is based on one-month LIBOR plus 2.0%. There is a commitment fee of 0.50% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears.

On April 1, 2015, the TW Revolving Credit Facility was amended to increase the aggregate commitment amount from $250,000 to $300,000 and increased the advance rate for eligible finance lease containers from 85% to 90%. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base.

The TW Revolving Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TW’s net book value of containers, restricted cash and direct financing leases. TW’s total assets amounted to $187,462 as of March 31, 2016.

TAP Funding-- TAP Funding has a credit agreement, dated as of April 26, 2013, that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”). The TAP Funding Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its terms beginning on its inception date through December 23, 2018. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility is based on one-month LIBOR plus 1.75%. There is a commitment fee of 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The aggregate loan principal balance is due on the maturity date, December 23, 2018.

On December 23, 2014, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the aggregate commitment amount from $170,000 to $150,000, extended the maturity date from April 26, 2016 to December 23, 2018 and lowered the interest rate from one-month LIBOR plus 2.0% to one-month LIBOR plus 1.75%, payable monthly in arrears. The amendment also lowered the commitment fee from 0.65% to 0.55% (if the aggregate loan principal balance is less than 70% of the commitment amount) and from 0.50% to 0.365% (if the aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. TAP Funding’s total assets amounted to $221,081 as of March 31, 2016.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal of 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers. TGH acts as an unconditional guarantor of the TL Term Loan.

Bonds Payable

TMCL III-- In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The target final payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively.

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of March 31, 2016, TMCL III’s total assets amounted to $669,214.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments.  The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan contain certain restrictive financial covenants on TGH and TL’s leverage and interest coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio.  The TW Revolving Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also contains restrictive covenants regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively.  The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings, respectively. TGH and its subsidiaries were in full compliance with these restrictive covenants at March 31, 2016.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of March 31, 2016:

	Twelve months ending March 31,						Available borrowing, as limited by the	Current and
	2017	2018	2019	2020	2021 and thereafter	Total Borrowing	Borrowing Base	Available Borrowing
TMCL II Secured Debt Facility	$—	$43,505	$87,010	$87,010	$652,575	$870,100	$8,265	$878,365
TMCL IV Secured Debt Facility	—	166,600	-	—	—	166,600	2,982	169,582
TL Revolving Credit Facility	—	—	—	—	629,000	629,000	71,000	700,000
TL Revolving Credit Facility II	—	—	—	—	186,000	186,000	4,000	190,000
TW Revolving Credit Facility	—	—	—	—	148,163	148,163	8,112	156,275
TAP Funding Revolving Credit Facility	—	—	148,500	-	—	148,500	1,500	150,000
TL Term Loan	31,600	31,600	31,600	331,400	—	426,200	—	426,200
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	105,315	225,675	—	225,675
2014-1 Bonds (2)	30,140	30,140	30,140	30,140	138,142	258,702	—	258,702
Total (3)	$91,830	$301,935	$327,340	$478,640	$1,859,195	$3,058,940	$95,859	$3,154,799

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $868.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $75.
(3)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $18,076.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of March 31, 2016:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 1.98% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$1,230,379
Interest rate swap contract with a bank, with a fixed rate of 0.65% per annum, nonamortizing notional amount, with a termination date of August 16, 2016	45,000
Interest rate collar contracts with a bank which cap rates between 1.30% and 2.18% per annum, and sets floors for rates between 0.80% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	97,945
Interest rate cap contracts with several banks with fixed rates between 3.12% and 3.51% per annum, nonamortizing notional amounts, with termination dates through December 31, 2016	361,000
Total notional amount as of March 31, 2016	$1,734,324

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $21 and $13,796 as of March 31, 2016, respectively, and a fair value asset and a fair value liability of $814 and $3,412 as of December 31, 2015, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at March 31, 2016. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive (loss) income as unrealized losses on interest rate swaps, collars and caps, net.

(9)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three months ended March 31, 2016 and 2015, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of comprehensive (loss) income:

	Container	Container	Container
Three Months Ended March 31, 2016	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$121,552	$498	$—	$—	$—	$122,050
Management fees from external customers	73	2,576	695	—	—	3,344
Inter-segment management fees	—	10,044	2,088	—	(12,132)	—
Trading container sales proceeds	—	—	1,902	—	—	1,902
Gains on sale of containers, net	1,618	—	—	—	—	1,618
Total revenue	$123,243	$13,118	$4,685	$—	$(12,132)	$128,914
Depreciation expense	$53,852	$214	$—	$—	$(1,517)	$52,549
Container impairment	$17,292	$—	$—	$—	$—	$17,292
Interest expense	$19,965	$—	$—	$—	$—	$19,965
Unrealized losses on interest rate swaps, collars and caps, net	$(11,177)	$—	$—	$—	$—	$(11,177)
Segment (losses) income before taxes and noncontrolling interests	$(8,464)	$4,169	$829	$(1,030)	$799	$(3,697)
Total assets	$4,357,050	$114,974	$5,852	$4,623	$(109,691)	$4,372,808
Purchases of long-lived assets	$123,042	$352	$—	$—	$—	$123,394

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Three Months Ended March 31, 2015	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$128,823	$423	$—	$—	$—	$129,246
Management fees from external customers	79	3,270	668	—	—	4,017
Inter-segment management fees	—	12,851	2,006	—	(14,857)	—
Trading container sales proceeds	—	—	4,832	—	—	4,832
Gains on sale of containers, net	1,056	—	—	—	—	1,056
Total revenue	$129,958	$16,544	$7,506	$—	$(14,857)	$139,151
Depreciation expense	$45,060	$192	$—	$—	$(1,453)	$43,799
Container impairment	$3,170	$—	$—	$—	$—	$3,170
Interest expense	$19,395	$—	$—	$—	$—	$19,395
Unrealized losses on interest rate swaps, collars and caps, net	$(6,001)	$—	$—	$—	$—	$(6,001)
Segment income (losses) before taxes and noncontrolling interests	$30,329	$7,407	$1,843	$(915)	$(804)	$37,860
Total assets	$4,412,277	$97,462	$6,739	$5,039	$(88,928)	$4,432,589
Purchases of long-lived assets	$210,664	$140	$—	$—	$—	$210,804

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(10)	Commitments and Contingencies
(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Revolving Credit Facility, 2013-1 Bonds and 2014-1 Bonds. The total balance of these restricted cash accounts was $35,183 and $33,917 as of March 31, 2016 and December 31, 2015, respectively.

(b)	Container Commitments

At March 31, 2016, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2016 in the total amount of $107,055.

(11)	Share Repurchase Program

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares. The Company did not repurchase any of its common shares during the three months ended March 31, 2016.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(12)	Subsequent Events

Dividend

On April 28, 2016, TGH’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on TGH’s issued and outstanding common shares, payable on May 25, 2016 to shareholders of record as of May 16, 2016.

Derivative Instruments

During April 2016, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 0.69% per annum, in amortizing notional amount with initial notional amount of $50,000 and a term from April 15, 2016 to April 16, 2018.

During April 2016, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 0.71% per annum, in amortizing notional amount with initial notional amount of $49,000 and a term from April 15, 2016 to April 16, 2018.

During April 2016, the Company entered into an interest rate cap contract with a bank, with cap one-month LIBOR at 3.44% per annum, in non-amortizing notional amount of $50,000 and a term from April 15, 2016 to April 17, 2017.

During May 2016, the Company entered into an interest rate cap contract with a bank, with cap three-month LIBOR at 3.63% per annum, in non-amortizing notional amount of $54,000 and a term from May 6, 2016 to March 31, 2017.

During May 2016, the Company entered into an interest rate cap contract with a bank, with cap one-month LIBOR at 3.44% per annum, in non-amortizing notional amount of $20,000 and a term from May 9, 2016 to May 1, 2017.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2016 (our “2015 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.1 million containers, representing 3.2 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 350 shipping lines and other lessees, including 19 of the world’s top 20 shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, consistent investment, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 30 years.

We have purchased an average of more than 235,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 93,000 containers (or 150,000 TEU) per year for the last five years to more than 1,200 customers. We provide our services worldwide via an international network of regional and area offices and independent depots.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2016, we owned containers accounting for approximately 81% of our fleet.
•

Container Management. As of March 31, 2016, we managed containers on behalf of 14 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of March 31, 2016, managed containers accounted for approximately 19% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of March 31, 2016:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,355,011	592,490	2,947,501	2,103,378	530,551	2,633,929
Refrigerated	130,256	11,911	142,167	526,905	47,790	574,695
Other specialized	66,156	8,895	75,051	99,874	15,398	115,272
Total fleet	2,551,423	613,296	3,164,719	2,730,157	593,739	3,323,896
Percent of total fleet	80.6%	19.4%	100.0%	82.1%	17.9%	100.0%

Our fleet as of March 31, 2016, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	72.5%
Master leases	14.1%
Direct financing and sales-type leases	11.5%
Spot leases	1.9%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2016 and 2015:

	Three months ended
	March 31,
	2016	2015
Utilization	94.6%	97.6%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, container impairment, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates;
•	our ability to lease out our new containers shortly after we purchase them;
•	prices of new containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;

•	the creditworthiness of our customers;
•	further consolidation among container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2016 and 2015

The following table summarizes our total revenues for the three months ended March 31, 2016 and 2015 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2016	2015	2016 and 2015
	(Dollars in thousands)
Lease rental income	$122,050	$129,246	(5.6%)
Management fees	3,344	4,017	(16.8%)
Trading container sales proceeds	1,902	4,832	(60.6%)
Gain on sale of containers, net	1,618	1,056	53.2%
Total revenues	$128,914	$139,151	(7.4%)

Lease rental income for the three months ended March 31, 2016 decreased $7,196 (-5.6%) compared to the three months ended March 31, 2015 primarily due to a 5.1% decrease in average per diem rental rates and a 3.4 percentage point decrease in utilization for our owned fleet, partially offset by a 1.7% increase in our owned fleet size.

Management fees for the three months ended March 31, 2016 decreased $673 (-16.8%) compared to the three months ended March 31, 2015 due to a $427 decrease due to lower fleet profitability, a $235 decrease resulting from a 7.1% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives and a $38 decrease in acquisition fees due to fewer managed purchases, partially offset by a $27 increase in sales commissions.

Trading container sales proceeds for the three months ended March 31, 2016 decreased $2,930 (-60.6%) compared to the three months ended March 31, 2015 due to a $2,047 decrease resulting from a 42.4% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $883 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended March 31, 2016 increased $562 (53.2%) compared to the three months ended March 31, 2015 due to a $727 gain resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot and a $311 increase resulting from a 32.5% increase in the number of containers sold, partially offset by a $364 decrease resulting from a decrease in average sales proceeds of $12 per unit and a $112 decrease in net gain on sales-type leases resulting from 9 containers placed on sales-type leases for the three months ended March 31, 2016 compared to 428 containers placed on sales-types leases for the three months ended March 31, 2015.

The following table summarizes our total operating expenses for the three months ended March 31, 2016 and 2015 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2016	2015	2016 and 2015
	(Dollars in thousands)
Direct container expense	$14,629	$9,204	58.9%
Cost of trading containers sold	2,644	4,692	(43.6%)
Depreciation expense	52,549	43,799	20.0%
Container impairment	17,292	3,170	445.5%
Amortization expense	1,373	1,167	17.7%
General and administrative expense	7,167	7,220	(0.7%)
Short-term incentive compensation expense	773	719	7.5%
Long-term incentive compensation expense	1,608	1,671	(3.8%)
Bad debt expense, net	1,149	1,426	(19.4%)
Total operating expenses	$99,184	$73,068	35.7%

Direct container expense for the three months ended March 31, 2016 increased $5,425 (58.9%) compared to the three months ended March 31, 2016 primarily due to an increase in the size and a decrease in utilization for our owned fleet and included a $3,791 increase in storage expense, a $414 increase handling expense, a $383 increase in repair and recovery costs for slow-paying and bankrupt lessees and a $376 increase in Damage Protection Plan (“DPP”) expense.

Cost of trading containers sold for the three months ended March 31, 2016 decreased $2,048 (-43.6%) compared to the three months ended March 31, 2015 due to a $1,988 decrease resulting from a 42.4% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $60 decrease due to a 2.2% decrease in the average cost per unit of containers sold.

Depreciation expense for the three months ended March 31, 2016 increased $8,750 (20.0%) compared to the three months ended March 31, 2015 due to a $4,658 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense and a $4,092 increase resulting from an increase in the size of our owned fleet.

Container impairment for the three months ended March 31, 2016 increased $14,122 (445.5%) compared to the three months ended March 31, 2015 due to a $14,410 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $288 decrease in impairments for containers that were unlikely to be recovered from lessees in default.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three months ended March 31, 2016 increased $206 (17.7%) compared to the three months ended March 31, 2015 primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

Bad debt expense for the three months ended March 31, 2016 decreased $277 (-19.4%) compared to the three months ended March 31, 2015 primarily due to management’s assessment during the three months ended March 31, 2016 that the financial condition of certain lessees and their ability to make required payments had strengthened.

The following table summarizes other (expense) income for the three months ended March 31, 2016 and 2015 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2016	2015	2016 and 2015
	(Dollars in thousands)
Interest expense	$(19,965)	$(19,395)	2.9%
Interest income	76	39	94.9%
Realized losses on interest rate swaps, collars and caps, net	(2,353)	(2,866)	(17.9%)
Unrealized losses on interest rate swaps, collars and caps, net	(11,177)	(6,001)	86.3%
Other, net	(8)	-	(100.0%)
Net other expense	$(33,427)	$(28,223)	18.4%

Interest expense for the three months ended March 31, 2016 increased $570 (2.9%) compared to the three months ended March 31, 2015. Interest expense for the three months ended March 31, 2015 included the write off of unamortized debt issuance costs $298 related to the amendment of Textainer Marine Containers IV Limited’s (“TMCL IV”) secured debt facility. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 was due to a $851 increase resulting from an increase in average interest rates of 0.11 percentage points and a $17 increase resulting from an increase in average debt balances of $2,619.

Realized losses on interest rate swaps, collars and caps, net for the three months ended March 31, 2016 decreased $513 (-17.9%) compared to the three months ended March 31, 2015 due to a $795 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.23 percentage points, partially offset by a $282 increase resulting from an increase in average interest rate swap notional amounts of $123,875.

Unrealized losses on interest rate swaps, collars and caps, net for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 increased $5,176 (86.3%) primarily due to a higher unfavorable spread in long-term interest rates during the three months ended March 31, 2016 compared the three months ended March 31, 2015. Under all of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates decreased during the three months ended March 31, 2016 and 2015, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized losses on interest rate swaps, collars and caps, net during the three months ended March 31, 2016 and 2015.

The following table summarizes income tax expense and net (loss) income attributable to the noncontrolling interests for the three months ended March 31, 2016 and 2015 and the percentage changes between those periods:

	Nine Months Ended		% Change
	March 31,		Between
	2016	2015	2016 and 2015
	(Dollars in thousands)
Income tax expense	$20	$1,484	(98.7%)
Net (loss) income attributable to the noncontrolling interests	$(323)	$1,071	(130.2%)

Income tax expense for the three months ended March 31, 2016 decreased $1,464 (-98.7%) compared to the three months ended March 31, 2015  primarily due to decrease resulting from a lower level of income before tax and noncontrolling interests.

Net (loss) income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net (loss) income for the period.  TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly-owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages.  Net loss attributable to the noncontrolling interests for the three months ended March 31, 2016 represents the noncontrolling interest’s portion of TW’s net loss, partially offset by the noncontrolling interest’s portion of TAP’s net income. Net income attributable to the noncontrolling interests for the three months ended March 31, 2015 represents the noncontrolling interest’s portion of TAP Funding and TW’s net income.

Segment Information

The following table summarizes our (loss) income before taxes and noncontrolling interests attributable to each of our business segments for the three months ended March 31, 2016 and 2015 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2016	2015	2016 and 2015
	(Dollars in thousands)
Container Ownership	$(8,464)	$30,329	(127.9%)
Container Management	4,169	7,407	(43.7%)
Container Resale	829	1,843	(55.0%)
Other	(1,030)	(915)	12.6%
Eliminations	799	(804)	(199.4%)
(Loss) income before income tax and noncontrolling interests	$(3,697)	$37,860	(109.8%)

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from an income of $30,329 for the three months ended March 31, 2015 to a loss of $8,464 for the three months ended March 31, 2016. The following table summarizes the variances included within this change:

Increase in container impairment	$(14,122)	(1)
Increase in depreciation expense	(8,792)	(2)
Decrease in lease rental income	(7,271)	(3)
Increase in unrealized losses on interest rate swaps, collars and caps, net	(5,176)	(4)
Increase in direct container expense	(4,277)	(5)
Increase in interest expense	(570)	(6)
Increase in gain on sale of containers, net	562	(7)
Decrease in realized losses on interest rate swaps, collars and caps, net	513	(8)
Decrease in bad debt expense	277	(9)
Other	63
	$(38,793)

(1)

The increase in container impairment was due to a $14,410 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $288 decrease in impairments for containers that were unlikely to be recovered from lessees in default.

(2)

The increase in depreciation expense was due to a $4,134 increase resulting from an increase in the size of our owned fleet and a $4,658 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense.

(3)

The decrease in lease rental income was primarily due to a 5.1% decrease in average per diem rental rates and a 3.4 percentage point decrease in utilization for our owned fleet, partially offset by a 1.7% increase in our owned fleet size.

(4)

The increase in unrealized losses on interest rate swaps, collars and caps, net was primarily due to a higher unfavorable spread in long-term interest rates during the three months ended March 31, 2016 compared to three months ended March 31, 2015.

(5)

The increase in direct container expense was primarily due to an increase in the size and a decrease in utilization for our owned fleet, and included increases in storage expense, handling expense, repair and recovery costs for slow-paying and bankrupt lessees and DPP expense. The increase in direct container expense also included a decrease in inter-segment management fees of $1,276 paid to our Container Management segment primarily due to lower profitability of the owned fleet partially offset by an increase in the size of the owned fleet, partially offset by an increase in inter-segment sales commissions of $82 paid to our Container Resale segment primarily due to an increase in the volume of owned container sales, partially offset by a decrease in average sales proceeds of our owned container sales. Inter-segment sales commissions and management fees are eliminated in consolidation.

(6)

Interest expense for the three months ended March 31, 2015 included the write-off of unamortized debt issuance costs of $298 related to the amendment of TMCL IV’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense was due to an increase in average interest rates of 0.11 percentage points and an increase in average debt balances of $2,619.
(7)

The increase in gain on sale of containers, net was primarily due to a $727 gain resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot and a 32.5% increase in the number of containers sold, partially offset by a decrease in average sales proceeds of $12 per unit and a 97.9% decrease in the number of containers placed on sales-type leases.

(8)

The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.23 percentage points, partially offset by an increase in average interest rate swap notional amounts of $123,875.

(9)

The decrease in bad debt expense, net, was primarily due to management’s assessment during the three months ended March 31, 2016 that the financial condition of certain lessees and their ability to make required payments had strengthened.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended March 31, 2016 decreased $3,238 (-43.7%) compared to the three months ended March 31, 2015. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(3,500)	(1)
Decrease in long-term incentive compensation expense	196	(2)
Other	66
	$(3,238)

(1)

The decrease in management fees was due to a $1,531 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases, a $1,276 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet and a $693 decrease in management fees from external customers resulting from a 7.1% decrease in the size of the managed fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(2)

The decrease in long-term incentive compensation expense was due to share options and restricted share units granted under the 2007 Share Incentive Plan in 2011 that vested in January 2016 and an adjustment to forfeiture rates at the end of 2015 impacting the first quarter of 2016, partially offset by share options and restricted share units granted under the 2015 Share Incentive Plan in November 2015.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended March 31, 2016 decreased $1,014 (-55.0%) compared to the three months ended March 31, 2015.  The following table summarizes the variances included within this decrease:

Decrease in gains on container trading, net	$(890)	(1)
Increase in amortization expense	(174)	(2)
Decrease in management fees	109	(3)
Other	(59)
	$(1,014)

(1)

The decrease in gains on container trading, net was primarily due to a 42.4% decrease in unit sales of containers resulting from a decrease in the number of trading containers that we were able to source and sell, a decrease in average sales proceeds per container and an increase in the average cost per unit of containers sold.

(2)	The increase in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.
(3)

The increase in management fees was due to an increase in sales commissions resulting from a $82 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in the volume of owned containers sold and a $27 increase in sales commissions from external customers primarily due to an increase in the volume of managed container sales.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2016 increased $115 (12.6%) compared to the three months ended March 31, 2015 primarily due to a $140 intercompany recharge expense for the three months ended March 31, 2016 related to a share compensation reimbursement arrangement, which is eliminated in consolidation.

Segment eliminations changed from a net loss of $804 for the three months ended March 31, 2015 to net income of $799 for the three months ended March 31, 2016. This change primarily consisted of a $1,531 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $63 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 73.1% of our direct container expenses for the three months ended March 31, 2016, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2015 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended March 31, 2016, our non-U.S. dollar operating expenses were spread among up to 18 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2016, we had cash and cash equivalents of $115,646. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II”), TW (the “TW Revolving Credit Facility”) and TAP Funding (the “TAP Funding Revolving Credit Facility”), (5) proceeds from TL’s term loan (the “TL Term Loan”) and (6) proceeds from the issuance of Textainer Marine Container III Limited’s Series 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds” and “2013-1 Bonds”, respectively).  As of March 31, 2016, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$870,100	$329,900	$1,200,000	$870,100	$8,265	$878,365
TMCL IV Secured Debt Facility	166,600	133,400	300,000	166,600	2,982	169,582
TL Revolving Credit Facility	629,000	71,000	700,000	629,000	71,000	700,000
TL Revolving Credit Facility II	186,000	4,000	190,000	186,000	4,000	190,000
TW Revolving Credit Facility	148,163	151,837	300,000	148,163	8,112	156,275
TAP Funding Revolving Credit Facility	148,500	1,500	150,000	148,500	1,500	150,000
TL Term Loan	426,200	—	426,200	426,200	—	426,200
2013-1 Bonds (1)	225,675	—	225,675	225,675	—	225,675
2014-1 Bonds (2)	258,702	—	258,702	258,702	—	258,702
Total (3)	$3,058,940	$691,637	$3,750,577	$3,058,940	$95,859	$3,154,799

(1)	Current borrowing for the 2013-1 Bonds exclude an unamortized discount of $868.
(2)	Current borrowing for the 2014-1 Bonds exclude an unamortized discount of $75.
(3)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $18,076.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At March 31, 2016, cumulative earnings of approximately $34,868 would be subject to income taxes of approximately $10,460 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds require us to comply with certain financial and nonfinancial covenants. As of March 31, 2016, we were in compliance with all of the applicable covenants.

On April 28, 2016, TGH’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on TGH’s issued and outstanding common shares, payable on May 25, 2016 to shareholders of record as of May 16, 2016.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2016 and 2015:

	Three Months Ended		% Change
	March 31,		Between
	2016	2015	2016 and 2015
	(Dollars in thousands)
Net (loss) income	$(3,717)	$36,376	(110.2%)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	74,301	52,597	41.3%
Net cash provided by operating activities	70,584	88,973	(20.7%)
Net cash used in investing activities	(89,948)	(137,668)	(34.7%)
Net cash provided by financing activities	19,529	42,573	(54.1%)
Effect of exchange rate changes	(113)	(115)	(1.7%)
Net increase (decrease) in cash and cash equivalents	52	(6,237)	(100.8%)
Cash and cash equivalents, beginning of year	115,594	107,067	8.0%
Cash and cash equivalents, end of the period	$115,646	$100,830	14.7%

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2016 decreased $18,389 (-20.7%) compared to the three months ended March 31, 2015.  The following table summarizes the variances included within this decrease:

Decrease in net income adjusted for non-cash items	$(12,023)	(1)
Higher increase in accounts receivable, net during the three months ended March 31, 2016 compared to the three months ended March 31, 2015	(4,598)	(2)
Decrease in trading containers during the three months ended March 31, 2016 compared to an increase during the three months ended March 31, 2015	(1,431)	(3)
Increase in gains on sale of containers, net	(562)	(4)
Other	225
	$(18,389)

(1)

The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits, unrealized losses on interest rate swaps, collars and caps, net and amortization of debt issuance costs and accretion of bond discount was primarily due to a 5.1% decrease in per diem rental rates and a 3.4 percentage point decrease in utilization for our owned fleet, partially offset by a 1.7% increase in our owned fleet due to the purchase of new and used containers.

(2)	The higher increase in accounts receivable, net during the three months ended March 31, 2016 compared to March 31, 2015 was due to the timing of payments received.
(3)

The decrease in trading containers during the three months ended March 31, 2016 compared to an increase during the three months ended March 31, 2015 was due to a change in the number of trading containers that were held for sale.

(4)

The increase in gain on sale of containers, net was due to a $727 gain resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot and a 32.5% increase in the number of containers sold, partially offset by a decrease in average sales proceeds of $12 per unit and a 97.9% decrease in the number of containers placed on sales-type leases.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2016 decreased $47,720 (-34.7%) compared to the three months ended March 31, 2015 due to a lower amount of cash paid for container and fixed asset purchases and a lower receipt of payments on direct financing and sales-type leases, net of income earned, partially offset by a higher proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2016 decreased $23,044 (-54.1%) compared to the three months ended March 31, 2015.  The following table summarizes the variances included within this decrease:

Net payments on secured debt facilities during the three months ended March 31, 2016 compared to net proceeds during the three months ended March 31, 2015	$(151,300)
Increase in restricted cash during the three months ended March 31, 2016 compared to a decrease during the three months ended March 31, 2015	(10,799)
Capital contributions from noncontrolling interests during the three months ended March 31, 2015	(1,851)
Change in net tax benefit from share-based compensation awards	(192)
Proceeds received from the issuance of common shares upon exercise of share options during the three months ended March 31, 2015	(62)
Net proceeds on revolving credit facilities during the three months ended March 31, 2016 compared to net payments during the three months ended March 31, 2015	126,695
Decrease in dividends paid	13,299
Debt issuance costs paid during the three months ended March 31, 2015	1,166
$(23,044)

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2016:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2017	2018	2019	2020	2021	2022 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$870,100	$—	$43,505	$87,010	$87,010	$87,010	$565,565
TMCL IV Secured Debt Facility (1)	166,600	—	166,600	-	—	—	—
TL Revolving Credit Facility (1)	629,000	—	—	—	—	629,000	-
TL Revolving Credit Facility II (1)	186,000	—	—	—	—	186,000	-
TW Revolving Credit Facility (1)	148,163	—	—	—	—	—	148,163
TAP Funding Revolving Credit Facility (1)	148,500	—	—	148,500	-	-	—
TL Term Loan (1)	426,200	31,600	31,600	31,600	331,400	-	—
2013-1 Bonds(1) (2)	225,675	30,090	30,090	30,090	30,090	30,090	75,225
2014-1 Bonds(1) (3)	258,702	30,140	30,140	30,140	30,140	30,140	108,002
Interest on obligations (4)	283,700	68,219	61,824	50,818	39,298	27,326	36,215
Interest rate swap and collar payables (5)	27,477	9,403	8,304	5,802	2,889	669	410
Office lease obligations	20,012	945	1,375	1,834	1,862	1,374	12,622
Container contracts payable	20,051	20,051	—	—	—	—	—
Total contractual obligations	$3,410,180	$190,448	$373,438	$385,794	$522,689	$991,609	$946,202

(1)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $18,076.
(2)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $868.
(3)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $75.
(4)	Assuming an estimated current interest rate of London InterBank Offered Rate ("LIBOR") plus a margin, which equals an all-in interest rate of 2.14%.
(5)

Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.44%, for all periods, for all interest rate contracts outstanding as of March 31, 2016.

Off Balance Sheet Arrangements

As of March 31, 2016, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2015 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2015 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2015 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2016, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign

Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2015 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive (loss) income.

The notional amount of the interest rate swap agreements was $1,275,379 as of March 31, 2016, with termination dates between April 15, 2016 and July 15, 2023.  Through the interest rate swap agreements we have obtained fixed rates between 0.41% and 1.98%.  The net fair value liability of these agreements was $11,697 and $1,697 as of March 31, 2016 and December 31, 2015, respectively.

The notional amount of the interest rate collar agreements was $97,945 as of March 31, 2016, with termination dates between April 15, 2019 and June 15, 2023. The net fair value liability of these agreements was $2,078 and $901 as of March 31, 2016 and December 31, 2015, respectively.

The notional amount of the interest rate cap agreements was $361,000 as of March 31, 2016, with termination dates between April 15, 2016 and December 31, 2016.

Based on the debt balances and derivative instruments as of March 31, 2016, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $24,309, an increase in interest expense of $5,910 and a decrease in realized losses on interest rate swaps, collars and caps, net of $3,436.

Quantitative and Qualitative Disclosures About Credit Risk

For the three months ended March 31, 2016, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2015 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2015 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer